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(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

March 23, 2021

VIA EDGAR

Re:	TaskUs, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 15, 2021 (the “Registration Statement”) CIK No. 0001829864

Edwin Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kim:

On behalf of TaskUs, Inc. (the “Registrant”, “we”, “us”, or the “Company”), transmitted herewith via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) is Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement relating to the offering of shares of the Registrant’s common stock, marked to show changes from Amendment No. 2 to the Registration Statement (“Amendment No. 2”) confidentially submitted on January 15, 2021. The Registration Statement has been revised in response to the Staff’s comment letters and the Registrant’s telephone conversation with the Staff on March 17, 2021 and to reflect certain other changes, including the inclusion of the Registrant’s audited financial statements as of and for the year ended December 31, 2020.

In addition, the Registrant is providing the following responses to your comment letter, dated March 16, 2021, regarding Amendment No. 2. To assist your review, the text of the Staff’s comment is retyped in italics below. Please note that all references to page numbers in the responses below refer to the page numbers of Amendment No. 3.

Correspondence Submitted March 16, 2021

Amendment No. 2 to the Draft Registration Statement on Form S-1 Submitted on January 15, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-Based Compensation, page 101

1. Please supplementally provide us an analysis of the fair value of common shares and options using the same probability weighted expected return method, including comparable market data, comparable guideline transaction multiples and publicly traded comparable and historical IPO multiples as of March 9, 2020 and June 3, 2020 which support your determination that the December 10, 2019 valuation was still the best estimate, despite your fair value determination nearly tripling from $44 in December 2019 to $120 in September 2020. Please also integrate your detailed analysis and proposed disclosure changes with your 2020 financial results, which are not yet included in the filing.

We have updated page 108 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement to incorporate the disclosure changes proposed in our letter to the Staff dated March 1, 2021 (the “March Response Letter”). In addition, we have included our audited financial statements for the year ended December 31, 2020 with corresponding updates throughout the Registration Statement for the 2020 financial results, including the presentation of unaudited quarterly financial data within MD&A.

The additional MD&A disclosures on page 108, which were previously included in our March Response Letter, disclose the factors that we considered before determining whether the fair value of shares of our common stock indicated by the December 10, 2019 valuation could be applied to the March 9, 2020 and June 3, 2020 option grants. The additional disclosures included in the MD&A highlight that, through the first half of 2020, we experienced significant uncertainty about the short term and long term impacts of the COVID-19 pandemic on our future performance and the needs of our clients, and therefore we did not have sufficient certainty to conclude that an increase or decrease in fair value of common stock had occurred and therefore the December 10, 2019 fair value continued to represent our best estimate. We have further updated the COVID-19 related disclosures on pages 85 and 89-90 of the Registration Statement in order to highlight both the factors that contributed to this uncertainty and the actions that we took over the course of the year that ultimately led to an improvement in our performance in the second half of 2020 as compared to the time of the March 9, 2020 and June 3, 2020 grants.

We respectfully resubmit that we did not have any plans for a near term exit (either through a potential sale or initial public offering (“IPO”)) at the time of the March 9, 2020 or June 3, 2020 grants and, as such, a probability-weighted expected return method (“PWERM”) would not have been an appropriate valuation methodology at such dates. In support of this view, we note that the American Institute of Certified Public Accountants’ guide for Valuation of Privately-Held-Company Equity Securities Issued as Compensation states the following about PWERM:

“Under a PWERM, the value of the various equity securities are estimated based upon an analysis of future values for the enterprise, assuming various future outcomes….This method involves a forward-looking analysis of the potential future outcomes available to the enterprise, the estimation of ranges of future and present value under each outcome, and the application of a probability factor to each outcome as of the valuation date...Typically, the PWERM is used when the company is close to exit... Because future outcomes need to be explicitly modeled, the PWERM is generally more appropriate to use when the time to a liquidity event is short, making the range of possible future outcomes relatively easy to predict.”

At the March 9, 2020 and June 3, 2020 grant dates, we expected that the time to a liquidity event was 4 to 5 years in the future based on typical hold periods for private equity sponsor ownership, making the range of possible future outcomes difficult to predict with sufficient information to be explicitly modeled.

We acknowledge the significant increase in the concluded fair value from $44 per share on December 10, 2019 to $120 per share on September 30, 2020. An analysis of our quarterly performance for the first three quarters of 2020 (provided in MD&A and repeated within this letter), as contrasted against the respective quarterly periods in 2019 (“year over year” or “YoY”), provides further support for the factors disclosed with the Registration Statement as meaningful drivers of the increase in value at September 30, 2020:

(dollars in thousands)	Three months ended March 31, 2020	Three months ended June 30, 2020	Three months ended September 30, 2020
	(unaudited)
Revenue	$102,429	$114,400	$122,425
YoY Comparison for Revenue (as a % change)	26%	34%	32%
Net Income	$1,515	$8,008	$11,456
YoY Comparison for Net Income (as a % change)	(75)%	28%	189%

Three Months Ended March 31, 2020

Upon the initial outbreak of COVID-19, we saw a reduction in spend from clients in many industries. While we achieved 26% year over year revenue growth in the first quarter of 2020, we lagged behind our initial revenue forecasts and adjusted our forecasted budget downward in March 2020 by $50 million to $450 million for the year. We also incurred approximately $2.4 million of expenses related to the transition to a virtual operating model and other operational enablement measures, which contributed to a 75% decline in year over year net income.

Three Months Ended June 30, 2020

Beginning in the second quarter of 2020, we started to see an increase in client volumes driven by clients in industry segments such as social media, e-commerce, streaming media, gaming and food delivery, which resulted in year over year revenue growth of 34% for the quarter. Our revenue for the second quarter was still below our initial revenue forecasts for 2020 but in line with our adjusted forecasted revenue. Nevertheless, at the time of the June 3, 2020 grants, financial results for the full quarter were not available and it was unclear whether the recovery in client volumes would be sustained as we continued to experience a reduction in spend from our ride sharing, live event ticketing, movie ticketing, travel and retail clients. Furthermore, we continued to incur COVID-19 related costs related to our operational enablement measures, and did not have insight into external factors such as government-mandated quarantines and interventions, which we considered significant unknown factors with the ability to impact profitability for the quarter and the remainder of the fiscal year.

Three Months ended September 30, 2020

Upon the availability of financial information for the three months ended June 30, 2020, we were able to confirm that both revenue and profit had grown year over year, and we were meeting profitability expectations. Reviewing this performance in light of the overall uncertainty of the COVID-19 pandemic during the first half of 2020 provided confidence in the agility and resilience of our business model. The performance was sustained into the third quarter, with year over year net income growth of 189% for the three months ended September 30, 2020. Ultimately, the reduced performance risk was expressed in the reduction of the discount rate used in the income approach under the deferred exit scenario for the September 30, 2020 valuation as compared to the discount rate used in the income approach for the December 10, 2019 valuation.

Furthermore, we observed a stabilization in the equity markets and an uptick in deal volume. Given the conditions in the equity markets, our financial performance in the second quarter, and confidence in the Company’s resilience despite the continued uncertainty in external factors related to the COVID-19 pandemic, we began to contemplate an IPO during the three months ended September 30, 2020, with a formal engagement of underwriters, external legal counsel, and third party advisors in late September 2020. This drove the use of a PWERM valuation methodology and reduced discounts for lack of marketability in the modeling of a near term IPO and a potential sale scenario at an expected exit term of 0.5 years. We also reduced the discount for lack of marketability for the deferred exit scenario in the PWERM as a result of the expected exit term changing from 5 years in the December 10, 2019 valuation to 4.5 years in the September 30, 2020 valuation.

We respectfully submit that the concluded fair values at each grant date appropriately reflect the information available at the time of such grant, as discussed above and throughout the Registration Statement. We have not provided supplemental analysis of the fair value of common stock and options as of March 9, 2020 and June 3, 2020 using the PWERM given our belief that the PWERM was not an appropriate valuation methodology at such dates. Nor have we provided supplemental analysis of comparable market data or comparable guideline transaction multiples based on our belief that such multiples could not be relied upon during the first and second quarter of 2020 due to the significant volatility and decrease in deal volume observed in the market, as disclosed within MD&A.

Based on the vesting conditions of our awards, which contain performance conditions that were not considered probable of achievement during the period, we did not recognize any stock compensation expense in our financial statements for the year ended December 31, 2020 in accordance with our accounting policy and ASC 718. Nevertheless, we performed an analysis to show that, if the concluded fair value at September 30, 2020 (of $120 per share of common stock) were applied to the March 9, 2020 and June 3, 2020 option grants, the grant date fair value of those options would increase by $2.4 million for each grant date respectively. Any additional grant date fair value attributable to the March 9, 2020 and June 3, 2020 option grants would be recognized in our statement of operations over a three year vesting period upon the IPO vesting condition becoming probable, which we do not believe would be material to any given year. We also do not view the impact to the disclosure of unrecognized compensation expense to be material to a user of the financial statements.

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Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or Joshua Ford Bonnie at 202-636-5804 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Jan Woo, Legal Branch Chief

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Staff Accountant

TaskUs, Inc.

Bryce Maddock

Jaspar Weir

Balaji Sekar

Jeffrey Chugg

Davis Polk & Wardwell LLP

Byron B. Rooney

Emily Roberts